January 29, 2019

Donghao Yang
Chief Financial Officer
Vipshop Holdings Ltd
No. 20 Hauhai Street
Liwan District, Guangzhou 510370
The People's Republic of China

       Re: Vipshop Holdings Ltd
           Form 20-F for Fiscal Year Ended December 31, 2017
           Filed April 19, 2018
           File No. 1-35454

Dear Mr. Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products